SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

CentraisElétricasBrasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that, at a meeting held on this date, the Company's Board of Directors approved the transfer to Eletrobras holding of certain interests in special purpose companies ("SPEs")as well as  corporate enterprisesheld by its subsidiaries, as listed below. The subsidiariesinvolved in thistransaction are: Companhia Hidro Elétrica do São Francisco ("Chesf"), Furnas Centrais Elétricas S.A. (“Furnas”), Centrais Elétricas do Norte do Brasil S.A. ("Eletronorte") andEletrosul Centrais Elétricas S.A. ("Eletrosul").

The above mentioned operation represents one of the steps established inthe Business and Management Master Plan ("PDNG") 2017-2021, properly disclosed to the market through the Relevant Fact of November 17, 2016. The tranfer of the subsidiaries’ assets to Eletrobras aims debts settlement of these companies with Eletrobras and reduce their financial leverage.

Companhia Hidro Elétrica do São Francisco (“Chesf”)
SPE´s
Integração Transmissora de Energia S.A.
Interligação Elétrica do Madeira S.A.
Manaus Transmissora de Energia S.A.
Pedra Branca S.A.
São Pedro do Lago S.A.
Sete Gameleiras S.A.
Baraúnas I Energética S.A.
Mussambê Energética S.A.
Morro Branco I Energética S.A.
Vamcruz I Participações S.A.
Chapada do Piauí I Holding S.A.
Chapada do Piauí II Holding S.A.
Eólica Serra das Vacas Holding S.A.

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Furnas Centrais Elétricas S.A. (“Furnas”)
SPE´s
BrasventosEolo Geradora de Energia S.A.
BrasventosMiassaba 3 Geradora de Energia S.A.
Rei dos Ventos 3 Geradora de Energia S.A.
Caldas Novas Transmissão S.A.
Companhia de Transmissão Centroeste de Minas S.A.
Companhia Transirapé de Transmissão
Companhia Transleste de Transmissão
Companhia Transudeste de Transmissão
Interligação Elétrica do Madeira S.A.
Lago Azul Transmissão S.A.
Luziânia-Niquelândia Transmissora S.A.

Centrais Elétricas do Norte do Brasil S.A. ("Eletronorte")
SPE´s
BrasventosEolo Geradora de Energia S.A.
BrasventosMiassaba 3 Geradora de Energia S.A.
Rei dos Ventos 3 Geradora de Energia S.A.
Amazônia-Eletronorte Transmissora de Energia S.A.
Brasnorte Transmissora de Energia S.A.
Integração Transmissora de Energia S/A
Manaus Transmissora de Energia S.A.
Transmissora Matogrossense de Energia S.A.
Belo Monte Transmissora de Energia SPE S.A.

Eletrosul Centrais Elétricas S.A. ("Eletrosul")
SPE´s	Empreendimentos Corporativos
Chuí IX S.A.	Cerro Chato I
Hermenegildo I S.A.	Cerro Chato II
Hermenegildo II S.A.	Cerro Chato III
Hermenegildo III S.A.	Galpões
Chuí Holding S.A	Coxilha Seca
Santa Vitória do Palmar Holding S.A.	Capão do Inglês
Empresa de Transmissão do Alto Uruguai - ETAU	-
Uirapuru Transmissora de Energia S.A.

MARKET ANNOUNCEMENT

The effective transfer of assets depends on regulatory authorization and/or funding agents, as the case may be.

The Company will keep the market informed about the subject disclosed in this Market Announcement.

Rio de Janeiro, June 30, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.